SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.

                            FORM U-57

         NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                Filed under Section 33(a) of the

     Public Utility Holding Company Act of 1935, as amended

              Transmisora Electrica Quillota Ltda.
                  _____________________________
                (Name of foreign utility company)



              Entergy Power Development Corporation
              _____________________________________
         (Name of filing company, if filed on behalf of
                   a foreign utility company)



        The Commission is requested to mail copies of all communications relating to this Notification to:



Thomas C. Havens, Esq.        Frederick F. Nugent, Esq.
Jones, Day, Reavis & Pogue    Entergy Enterprises, Inc.
222 East 41st Street          c/o Entergy Wholesale
New York, New York  10017       Operations
                              20 Greenway Plaza
                              Houston, Texas  77046

      Entergy Power Development Corporation, a wholly-owned subsidiary of Entergy Corporation, hereby certifies to the Securities and Exchange Commission that Transmisora Electrica Quillota Ltda. ("TEQ") is, and claims status as, a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Public Utility Holding Company Act of 1935, as amended (the "Act").

Item 1.   Name, Business Address, Facilities and Ownership.

A. The name and business address of the company claiming FUCO status is:

              Transmisora Electrica  Quillota Ltda.
              Calle Santa Rosa N76
              Santiago, Chile

   Compania Electrica San Isidro S.A. ("San Isidro") owns and operates a 370 MW single unit, combined-cycle electric generating plant (the "Plant") located near Santiago, Chile. TEQ, which is owned 50% by San Isidro, owns and operates electric transmission lines that interconnect the Plant with the grid. Entergy Corporation owns, indirectly, a 12.5% interest in TEQ through its interests in Entergy Power Chile S.A., Inversiones Electricas Quillota S.A. and San Isidro, all of which are FUCOs under the Act.

    The following persons (other than Entergy Corporation and its subsidiaries) currently own a 5% or more voting interest in
TEQ:  (a) San Isidro (50%); and (b) Colbun S.A. (50%).

Item 2. Domestic Associate Public-Utility Companies of TEQ and their Relationship to TEQ.

      The following companies, each of which is a direct or indirect subsidiary of Entergy Corporation, are domestic associate public-utility companies of TEQ: Entergy Arkansas, Inc. ("Entergy Arkansas"), Entergy Gulf States, Inc. ("Entergy Gulf States"), Entergy Louisiana, Inc. ("Entergy Louisiana"), Entergy Mississippi, Inc. ("Entergy Mississippi"), Entergy New Orleans, Inc. ("Entergy New Orleans"), The Arklahoma Corporation ("Arklahoma"), System Energy Resources, Inc. ("SERI"), Entergy Power, Inc. ("EPI") and Entergy Operations, Inc. ("EOI") (Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, Arklahoma, SERI, EPI and EOI are collectively referred herein to as the "Domestic Utilities"). None of the Domestic Utilities has made an investment in or has any contractual relationship with TEQ.


EXHIBIT A.     State Certification.

                         Not applicable.



                            SIGNATURE

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                              ENTERGY POWER DEVELOPMENT
                              CORPORATION


                              By: /s/ Frederick F. Nugent
                                 Frederick F. Nugent
                                 Vice President


Dated:  March 21, 2002